Exhibit (a)(13)

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154

414-570-4000

www.midwestairlines.com

Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

February 15, 2007

MIDWEST AIR GROUP COMMENTS ON AIRTRAN’S HSR ANNOUNCEMENT

Milwaukee, Wisconsin, February 15, 2007 – Midwest Air Group (AMEX: MEH), parent company of Midwest Airlines, today commented on the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), for AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways (“AirTran”), in connection with AirTran’s exchange offer for shares of Midwest. The waiting period expired in the ordinary course under the HSR Act 30 days after the initial filing.

“Today’s announcement of the expiration of the waiting period is not unexpected and does not change anything. Midwest’s board of directors has determined that AirTran’s offer is inadequate, and the board’s recommendation to shareholders not to tender their shares remains in effect,” said Timothy E. Hoeksema, chairman and chief executive officer. “Midwest and its shareholders are poised to realize the benefits of the company’s strategic plan. We remain focused on executing against that plan and on continuing to provide ‘The best care in the air’ for our customers.”

Goldman, Sachs & Co. is acting as financial advisor, Sidley Austin LLP and Godfrey & Kahn S.C. are acting as legal advisors and MacKenzie Partners is acting as proxy advisors to Midwest.

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering primarily to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Skyway Airlines, Inc. – Midwest’s wholly owned subsidiary – operates as Midwest Connect and offers connections to Midwest Airlines as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, the airlines offer service to 49 cities. More information is available at http://www.midwestairlines.com.

-MORE-

This news release contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “projecting,” “expect,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2005.

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information.

###